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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number = 0-14905

                    NOTIFICATION OF LATE FILING OF FORM 10-K

           For the Period Ended:               December 31, 1998
                                 -------------------------------------


                         Part 1. Registrant Information

                  AMERICAN INTERNATIONAL PETROLEUM CORPORATION
                  --------------------------------------------
                            (Full name of registrant)

               444 Madison Avenue, Suite 3203, New York, NY 10022
               --------------------------------------------------
                    (Address of Principal executive office)


                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x]      (a) The reasons  described in  reasonable  detail in Part III of this form could not be eliminated  without  unreasonable effort or expense;

[x]      (b) The subject  annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and

[x]      (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                               PART III. Narrative


         State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period:

         Developments subsequent to the end of the Registrant's fiscal year ended December 31, 1998, have caused the Registrant to incur delays in the completion of its financial statements for such fiscal year and other disclosures required by Form 10-K. Consequently, the Registrant's Independent Auditors are unable to furnish their required opinion on or before March 31, 1999.


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                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

                  Denis J. Fitzpatrick               (212)688-3333
                  --------------------               -------------
                         (Name)                    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [x] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [x] No


                  AMERICAN INTERNATIONAL PETROLEUM CORPORATION
                  --------------------------------------------
                  (Name of registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 1998                     By:  /s/ Denis J. Fitzpatrick
                                               -------------------------------
                                            Title: Chief Financial Officer

         Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

         Intentional misstatements or omission of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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                             Hein + Associates, LLP
                                 5075 Westheimer
                                    Suite 970
                              Houston, Texas 77056


                                                               March 31, 1999




Mr. Denis Fitzpatrick
American International Petroleum Corporation
55 Waugh Drive, Suite 606
Houston, Texas 77007

Dear Mr. Fitzpatrick:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25, dated March 31, 1999.

We are in agreement with the comments under Part III of the Form 12b-25 with respect to the reasons why we are unable to furnish our report on the consolidated financial statements of American International Petroleum Corporation and its subsidiaries on or before the date the Form 10-K of American International Petroleum Corporation of the year ended December 31, 1998 is required to be filed.

                                                     Your very truly,



                                                     /s/ Hein + Associates, LLP
                                                     --------------------------
                                                     Hein + Associates, LLP